Jin, Schauer & Saad
ATTORNEYS AT LAW

 Jon D. Sawyer
 Direct:  (720) 889-2218
 jsawyer@jinslaw.com

October 6, 2011

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:          Franchise Holdings International, Inc.
Item 4.01 - Form 8-K
File No. 0-27631

Dear Mr. Thompson:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated September 30, 2011 (the "Comment Letter") regarding Franchise Holdings International, Inc. (the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Item 4.01 - Form 8-K Filed September 27, 2011

1.           Please revise the second paragraph to disclose that Cordovano & Honeck LLP only audited your financial statements for the fiscal year ended September 30, 2010.

We have added a sentence in the second paragraph which states that Cordovano & Honeck LLP did not audit the fiscal year ended September 30, 2009 and we filed the Form 8-K/A on October 3, 2011.

2.           We note that your financial statements for the year ended September 30, 2009 were audited by Ronald R. Chadwick P.C.  Please tell us when you dismissed Ronald R. Chadwick P.C. and engaged Cordovano & Honeck LLP as your independent registered public accounting firm and why the change in accountants was not reported in Item 4.01 of Form 8-K.

As I indicated in our telephone conversation on September 30, 2011, our client was under the impression that his former attorney had filed the 8-K.  Ronald R. Chadwick P.C. was dismissed on June 15, 2010 and we are filing the Form 8-K dated June 15, 2010 to report this dismissal and the hiring of Cordovano & Honeck.

William R. Thompson
Accounting Branch Chief
October 6, 2011
Page Two

We are also attaching a letter from Franchise Holdings International, Inc. containing the statements you requested in your comment letter.

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

                      Very truly you
                      JIN SCHAUER & SAAD LLC

                      /s/  Jon D. Sawyer
                      Jon D. Sawyer

FRANCHISE HOLDINGS INTERNATIONAL, INC.
5910 South University Boulevard, C-18, Unit 165
Littleton, Colorado  80121

October 6, 2011

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re:           Item 4.01 - Form 8-K
Filed September 27, 2011
File No. 0-27631

Dear Mr. Thompson:

On behalf of Franchise Holdings International, Inc. (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRANCHISE HOLDINGS INTERNATIONAL, INC.

By:   /s/ A. J. Boisdrenghien
         A. J. Boisdrenghien, President